# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLBY Group, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 02/11/2025
Amends the filing with accession number 0000950170-24-136800
Filed by CIK 0002044274
Persons authorized to receive notices and communications: Raffaele Zucca Alessandrelli, 44 avenue John F. Kennedy, Grand Duchy of Luxembourg, Luxembourg (N4), L-1855, 352 261 11 81

## Reporting persons
- Docler Holding S.a r.l. (CIK 0002044274): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (15.9% of the class)
- Byborg Enterprises S.A. (CIK 0002044291): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (15.9% of the class)
- The Million S.a. r.l. (CIK 0002044453): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (15.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PLBY Group, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd., Suite 2200, Los Angeles, California (CA), 90024

## Item 2. Identity and Background
Name of person filing:
Item 2 to Schedule 13D is hereby amended and supplemented as follows:

Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 6 of this Amendment No. 2 to Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 were calculated based on (i) 93,736,325 shares of Common Stock outstanding as of January 31, 2025, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(3) with the SEC on February 11, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 11, 2025, upon the recommendation of the Reporting Persons, the Issuer appointed Gregory Gattyan to serve on the Issuer's board of directors (the "Board"). The appointment was made pursuant to the Purchase Agreement, as previously disclosed by the Reporting Persons on Schedule 13D. The Reporting Persons believe that Mr. Gattyan's significant experience in online media will enable him to provide valuable strategic guidance to the Board and the Issuer's management. Mr. Gattyan is currently the Class A Manager and sole equity owner of Docler.

## Signatures
- Docler Holding S.a r.l.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Class B Manager (02/13/2025)
- Byborg Enterprises S.A.: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Director (02/13/2025)
- The Million S.a. r.l.: /s/ Raffaele Zucca Alessandrelli, /s/ Raffaele Zucca Alessandrelli/Sole Manager (02/13/2025)